Exhibit 99.1

News Release

For immediate release

Stantec announces strong first quarter 2009 results

EDMONTON, AB (May 14, 2009) TSX:STN; NYSE:STN

North American design firm Stantec posted strong first quarter 2009 results today with gross revenues increasing 38.7% to C$404.8 million and net revenue increasing 34.7% to C$343.3 million, generating net income of C$20.7 million, an increase of 22.5% compared to the first quarter of 2008.

“We are pleased to report a good start to 2009 with our first quarter results,” says Tony Franceschini, Stantec President & CEO. “Clearly, this performance is continued testament to the strength and sustainability of our business model, demonstrating that we are well positioned to continue to succeed under current market conditions.”

During the quarter, Stantec recorded excellent revenue growth in the Environment, Transportation, Buildings, and Industrial practices that contributed positively to the Company’s overall performance.

Key developments in the first quarter include the following:

•
Gross revenue increased 38.7% to C$404.8 million compared to C$291.8 million in the first quarter of 2008. Net revenue increased 34.7% to C$343.3 million from C$254.9 million and net income increased 22.5% to C$20.7 million from C$16.9 million during the same period. Diluted earnings per share were up 21.6% to C$0.45 compared to C$0.37.

•
Stantec completed the previously announced acquisition of Jacques Whitford, for cash consideration of C$64 million and notes payable of C$79 million. The addition of Jacques Whitford significantly strengthens Stantec’s Environment practice across Canada and expands the firm’s presence in Atlantic Canada.

•
Complete Financial Statements, Notes to the Financial Statements, and Management’s Discussion and Analysis will be filed on Sedar (www.sedar.com) on May 14, 2009. In addition, these documents will be filed on Edgar (www.sec.gov) on the same date. Alternatively, the documents are available to download from the Investors section of www.stantec.com or you may contact Stantec for copies free of charge.

Projects awarded in the first quarter illustrate the type of work that is contributing to Stantec’s growth within current market conditions. For example, in the transportation area, Stantec was chosen to provide construction management support services to the Los Angeles County Metropolitan Transportation Authority (Metro) for its major capital projects over the next seven years. The projects will include the 4-mile (6.4-kilometre) extension of the Metro Orange bus rapid transit line, and parallel bike and pedestrian path, from Woodland Hills into the northern San Fernando Valley; the widening of Interstate 405 to encompass an additional 10 miles (16 kilometres) of a high-occupancy vehicle lane through the heavily traveled Sepulveda Pass; and the development of the two-story Metro Union Division Bus Maintenance and Operations Facility with a three-story parking structure.

In the buildings practice a new sustainable design assignment is the architectural and mechanical, electrical, and structural design of a microturbine cogeneration plant at the 53-story Sheraton New York Hotel and Towers. Powered by natural gas, thirty 65-kilowatt microturbines will produce 1.9 megawatts of electricity for use by the facility. Waste heat from the plant will be harvested to create process steam, domestic hot water, and heating water for the hotel, significantly reducing its carbon footprint. As part of a joint venture, Stantec is also providing architecture, interior design, urban planning, sustainability consulting, and electrical, structural, and mechanical engineering services to help George Brown College in Toronto, Ontario, develop its new waterfront campus. The campus will house the college’s Department of Health Sciences, and a sports and recreation facility complete with an aquatic center.

In the industrial area, Stantec was awarded a contract to provide a full range of engineering services for the development of a new 115-megawatt wind farm near Pincher Creek, Alberta. Tasks include the civil, structural, and electrical design of the 34.5-kilovolt underground collector system and the 240/34.5-kilovolt interconnect substation and the civil design of the access roadways, turbine site, and crane pads for the wind farm. Also this quarter, Stantec is designing a new jetty at Canadian Forces Base Esquimalt in British Columbia, for the Department of National Defence and completing the process design for the development of a new prefilled syringe sterile manufacturing facility in Wilson, North Carolina, for a bio/pharmaceuticals client.

Tony Franceschini, President & CEO, is stepping down from his role today and as of May 15, 2009, Robert (Bob) Gomes will take over as the fourth President & CEO in Stantec’s 55-year history.

“I want to thank each Stantec employee past and present for their unwavering acceptance and support of our vision and for their contributions to making us the company we are today,” adds Franceschini. “Together we have built a strong foundation for the future of Stantec, and I’m pleased to be able to pass on the role of President & CEO to Bob knowing our Company is well positioned to continue the success we’ve enjoyed in the past decade.”

Stantec’s Annual Meeting of Shareholders is being held today (May 14, 2009), at 11:00 AM MDT (1:00 PM EDT) at the Royal Alberta Museum in Edmonton, Alberta (12845 – 102nd Avenue). The First Quarter Conference Call, being held today at 2:00 PM MDT (4:00 PM EDT), will be broadcast live and archived in the Investors section at www.stantec.com. Financial analysts who wish to participate in the earnings conference call are invited to call 1-866-322-1159 and provide the confirmation code 6922464 to the first available operator.

Stantec provides professional consulting services in planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics for infrastructure and facilities projects.  We support public and private sector clients in a diverse range of markets in the infrastructure and facilities sector at every stage, from initial concept and financial feasibility to project completion and beyond. Our services are offered through approximately 10,000 employees operating out of more than 130 locations in North America. Stantec trades on the TSX and the NYSE under the symbol STN. Stantec is One Team providing Infinite Solutions.

Media Contact Jay Averill Stantec Media Relations Tel : (780) 917-7441 jay.averill@stantec.com	Investor Contact Simon Stelfox Stantec Investor Relations Tel: (780) 917-7288 simon.stelfox@stantec.com
One Team. Infinite Solutions.

- Continued, Income Statement and Balance Sheet attached -

Consolidated Balance Sheets
(Unaudited)
	March 31	December 31
	2009	2008
(In thousands of Canadian dollars)	$	$

ASSETS
Current
Cash and cash equivalents	20,653	103,979
Cash held in escrow	-	7,392
Accounts receivable, net of allowance for doubtful accounts of
$ 12,195 ($11,597 – 2008)	270,542	256,243
Costs and estimated earnings in excess of billings	118,983	75,602
Income taxes recoverable	9,334	7,647
Prepaid expenses	11,463	8,094
Future income tax assets	19,952	15,265
Other assets	3,935	6,503
Total current assets	454,862	480,725
Property and equipment	128,990	114,410
Goodwill	543,686	446,818
Intangible assets	59,965	45,989
Future income tax assets	22,534	20,786
Other assets	37,900	36,158

Total assets	1,247,937	1,144,886

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	171,801	198,228
Billings in excess of costs and estimated earnings	45,661	43,845
Income taxes payable	-	9,920
Current portion of long-term debt	41,929	34,096
Future income tax liabilities	18,538	13,920

Total current liabilities	277,929	300,009
Long-term debt	306,294	215,113
Future income tax liabilities	29,741	26,492
Other liabilities	68,851	64,297

Total liabilities	682,815	605,911

Non-controlling interest in subsidiaries	288	-

Shareholders' equity
Share capital	219,051	218,757
Contributed surplus	11,374	10,458
Retained earnings	329,290	308,629
Accumulated other comprehensive income	5,119	1,131

Total shareholders' equity	564,834	538,975

Total liabilities and shareholders' equity	1,247,937	1,144,886

Consolidated Statements of Income
(Unaudited)
	For the quarter ended
	March 31
	2009	2008
(In thousands of Canadian dollars, except shares outstanding and per share amounts)	$	$

INCOME
Gross revenue	404,800	291,803
Less subconsultant and other direct expenses	61,510	36,944

Net revenue	343,290	254,859
Direct payroll costs	149,844	114,607

Gross margin	193,446	140,252
Administrative and marketing expenses	148,062	106,969
Depreciation of property and equipment	7,127	5,367
Amortization of intangible assets	5,364	2,666
Net interest expense	3,430	1,502
Share of (income) loss from associated companies	(274)	106
Foreign exchange losses (gains)	568	(359)
Other income	(346)	(230)

Income before income taxes	29,515	24,231

Income taxes
Current	11,872	3,999
Future	(3,018)	3,295

Total income taxes	8,854	7,294

Net income for the period	20,661	16,937

Weighted average number of shares outstanding – basic	45,457,908	45,651,391

Weighted average number of shares outstanding – diluted	45,878,606	46,231,241

Shares outstanding, end of the period	45,466,457	45,650,457

Earnings per share
Basic	0.45	0.37

Diluted	0.45	0.37